CBAK ENERGY TECHNOLOGY, INC.

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone, Dalian city, Liaoning Province,

People’s Republic of China, 116450

November 17, 2023

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	CBAK Energy Technology, Inc.
Form 10-K for the Year Ended December 31, 2022
Response dated September 25, 2023
File No. 001-32898

Ladies and Gentlemen:

We hereby submit the responses of CBAK Energy Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 14, 2023, providing the Staff’s comment with respect to the above referenced annual report on Form 10-K (the “Form 10-K”) of the Company. Concurrently with the submission of this letter, the Company is submitting a revised Form SPDSCL-HFCAA-GOV via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form SPDSCL-HFCAA-GOV filed September 25, 2023

General

1.	We note your statement that indicates you have reviewed public filings, including Schedules 13D and 13G, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain how you determined no governmental entity owns shares as well as the absence of foreign government representation on your board and boards of your consolidated foreign operating subsidiaries. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised our disclosure in the Form SPDSCL-HFCAA-GOV to include the following disclosure:

In addition to public filings, the Company reviewed its shareholders’ list. As of the date hereof, there are two shareholders, each of whom beneficially owns more than 5% of the Company’s common stock (as determined pursuant to Rule 13d-3 under the Exchange Act)—Yunfei Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors, and Dawei Li, a long-term individual shareholder of the Company. To the Company’s knowledge, none of these shareholders is a representative of any government entity in China or Hong Kong, or an official of the Chinese Communist Party. In addition, the Company reviewed the business experiences of the directors, officers and senior management of the Company currently consisting of: Yunfei Li; Xiangyu Pei, director; J. Simon Xue, independent director; Martha C. Agee, independent director; Jianjun He, independent director; and Jiewei Li, Chief Financial Officer of the Company. None of these persons is a representative of any government entity in China or Hong Kong, and, to the knowledge of the Company, none of these persons is an official of the Chinese Communist Party.

The Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 (411)-3918-5985 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

CBAK Energy Technology, Inc.

By:	/s/ Yunfei Li
Name:	Yunfei Li
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq.